UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Ener1, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

29267A203
(CUSIP Number)

Mike Zoi
1450 S. Miami Avenue
Miami, FL 33130
(305) 507-8808
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 4, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), § 240.13d-1(f) or § 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29267A203	Page 2 of 6

1)	Names of Reporting Persons Mike Zoi
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) PF, OO
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power 16,387,582(1)
	8)	Shared Voting Power 0
	9)	Sole Dispositive Power 16,387,582(1)
	10)	Shared Dispositive Power 0
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 16,387,582 (1)
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13)	Percent of Class Represented by Amount in Row (11) 8.4%(2)
14)	Type of Reporting Person (See Instructions) IN, HC

(1) Represents 16,325,534 shares of common stock of Ener1, Inc. (the "Issuer") beneficially owned by the reporting person as of January 17, 2012 and 62,048 shares of common stock of the Issuer which the reporting person has the right to purchase pursuant to currently exercisable warrants.

(2) Calculated based on 195,273,025 shares of common stock of the Issuer outstanding as of September 14, 2011 plus 62,048 shares of common stock of the Issuer that the reporting person has the right to purchase pursuant to currently exercisable warrants.

CUSIP No. 29267A203	Page 3 of 6

1)	Names of Reporting Persons Green Venture Group, LLC
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) OO
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power 6,002,587(3)
	8)	Shared Voting Power 0
	9)	Sole Dispositive Power 6,002,587 (3)
	10)	Shared Dispositive Power 0
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,002,587 (3)
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13)	Percent of Class Represented by Amount in Row (11) 3.1%(4)
14)	Type of Reporting Person (See Instructions) OO

(3) Represents 6,002,587 shares of common stock of the Issuer beneficially owned by the reporting person as of January 17, 2012.

(4) Calculated based on 195,273,025 shares of common stock of the Issuer outstanding as of September 14, 2011.

CUSIP No. 29267A203	Page 4 of 6

1)	Names of Reporting Persons Enerfund, LLC
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) AF
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power 10,322,947(5)
	8)	Shared Voting Power 0
	9)	Sole Dispositive Power 10,322,947(5)
	10)	Shared Dispositive Power 0
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,322,947(5)
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13)	Percent of Class Represented by Amount in Row (11) 5.3%(6)
14)	Type of Reporting Person (See Instructions) OO

(5) Represents 10,322,947 shares of common stock of the Issuer beneficially owned by the reporting person as of January 17, 2012.

(6) Calculated based on 195,273,025 shares of common stock of the Issuer outstanding as of September 14, 2011.

CUSIP No. 29267A203	Page 5 of 6

PRELIMINARY STATEMENT:

This Amendment No. 1 amends the Schedule 13D filed by Mike Zoi, Green Venture Group, LLC and Enerfund, LLC (collectively, the "Reporting Persons") with the Securities and Exchange Commission on October 13, 2011 (the "Schedule 13D"), relating to the Common Stock, par value $0.01 per share, of Ener1, Inc, a Florida corporation (the "Issuer").  Unless otherwise defined herein, all terms used herein shall have the meanings ascribed to them in the Schedule 13D.  The Reporting Persons have entered into a Joint Filing Agreement, dated October 12, 2011, a copy of which is filed as Exhibit No. 1 to the Schedule 13D.

Items 4 and 7 of the Schedule 13D are hereby amended and supplemented as follows:

Item 4.   Purpose of Transaction

On January 4, 2012, Mike Zoi requested the Board of Directors of the Issuer to appoint a special committee to propose terms on which one or more of the Reporting Persons would purchase from the Issuer an amount of securities in the Issuer that would result in their holding a majority controlling ownership stake in the Issuer, which purchase would be intended to provide sufficient financing for the Issuer to avoid being forced to file for Chapter 11 protection.  Mike Zoi has also had communications with certain debt holders of the Issuer expressing interest in potentially purchasing from such debt holders certain of their outstanding loans payable by the Issuer.

Item 7.   Material to Be Filed as Exhibits

Exhibit No.	Description
8	Letter, dated January 4, 2012, from Mike Zoi to Ener1, Inc.

CUSIP No. 29267A203	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 19, 2012	/s/ Mike Zoi
Date	Mike Zoi

GREEN VENTURE GROUP, LLC

January 19, 2012	By:	/s/ Mike Zoi
Date	Name: Mike Zoi
Title: Managing Member

ENERFUND, LLC

January 19, 2012	By:	/s/ Mike Zoi
Date	Name: Mike Zoi
Title: Managing Member